Exhibit 99.1

SIERRA WIRELESS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, on Thursday, May 20, 2010 at 3:00 p.m. (Vancouver time) for the following purposes:

1.               To receive the report of the directors;

2.               To receive the consolidated financial statements for the year ended December 31, 2009 and the auditors’ report thereon;

3.               To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration;

4.               To elect directors for the ensuing year;

5.               To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 22nd day of March, 2010.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 22, 2010 are entitled to notice of the Meeting and only those shareholders of the Corporation of record at the close of business on March 22, 2010 are entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia Canada V6V 3A4

INFORMATION CIRCULAR

As at March 22, 2010

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management (“Management”) of Sierra Wireless, Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of holders of common shares (“shareholders”) of the Corporation (and any adjournment thereof) to be held on Thursday, May 20, 2010 at 3:00 p.m. (Vancouver time) at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.   While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation. A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.   To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.   A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Information Circular.  Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting.  A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered shareholder may vote by one of the following means:

(a)          By mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., (“Computershare”) Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, or as otherwise directed in the form of proxy.

(b)         Using a touch-tone telephone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, their account number and the proxy access number, or

(c)          Using the internet through Computershare’s website at www.computershare.com/ca/proxy.  Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the 15 digit control number.

To be effective, a proxy must be received by Computershare no later than 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

Non-Registered Shareholders

The Corporation has distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted in favour of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 31,053,686 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one (1) vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 22, 2010 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof no person beneficially owned, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.                    Appointment of Auditors

At the meeting, shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  KPMG LLP has been the auditors of the Corporation since the fiscal year ended December 31, 1997.  For the fiscal years ended December 31, 2008 and 2009 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2008	2009
Audit services	$586,000	$859,000
Tax services	207,000	75,000
Audit-related services	39,000	—
All other fees	nil	nil

Audit Fees

Audit fees for 2009 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, review of the Wavecom S.A. (“Wavecom”) business acquisition report and audit of the opening balance sheet of Wavecom.  Audit fees for 2008 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting and review of our interim financial statements.

Tax Fees

Tax fees for 2009 are primarily for tax compliance and transfer pricing services. Tax fees for 2008 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

Audit-Related Fees

Audit-related fees for 2008 include assistance related to the Corporation’s acquisition of Wavecom.

2.                    Election of Board of Directors (“Directors”)

The term of office of each of the present directors expires at the Meeting.  The Board presently consists of eight (8) directors and it is intended to elect eight (8) directors for the ensuing year.  The Board was increased from seven (7) to eight (8) directors with the appointment of Ms. Robin Abrams on February 10, 2010.  The Board has been increased to eight (8) members in order to increase the number of unrelated and outside directors available for committee assignments and to augment the existing Board with additional international experience in mobile communications, device manufacturing and software solutions for network operator, enterprise and consumer markets.  Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation.,   The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as Management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
Jason W. Cohenour President, CEO and Director Washington, U.S.A.

President and Chief Executive Officer of the Corporation from October 2005 to present; Chief Operating Officer from August 2004 to October 2005 and Senior Vice President, Worldwide Sales from 2000 to August 2004

		October 2005	114,591(1)

Gregory D. Aaseny Director British Columbia, Canada

Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005

		December 1997	23,343(2)

Robin A. Abrams Director California, U.S.A.

Independent Outside Director; Interim Chief Executive Officer of ZiLOG Inc. (an embedded solutions company) from August 2006 to February  2007; President and Chief Executive Officer of Firefly Mobile (a mobile communications company for the youth market) from June 2004 to July 2006

		February 2010	nil(3)

Paul G. Cataford*β Director Alberta, Canada	Independent Outside Director; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009	July 1998	12,355(4)

Charles E. Levine*y β Chairman and Director California, U.S.A.	Independent Outside Director	May 2003	22,860(5)

S. Jane Rowe* Director Ontario, Canada

Independent Outside Director; Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 to present; Executive Vice-President, Executive Offices, Scotiabank from August 2008 to August 2009; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive

		March 1998	36,331(6)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
Officer of Roynat Capital from August 2004 to May 2006

David B. Sutcliffe β Director British Columbia, Canada	Independent Outside Director; Chief Executive Officer of the Corporation from May 1995 to October 2005	June 1995	175,738(7)

Kent Thextony Director British Columbia, Canada

Independent Outside Director; Managing Partner, i-wireless LLC (US based Mobile Virtual Network Operator (“MNVO”)) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. (an application software company) from April 2004 to October 2006; Chief Marketing and Product Officer for O2 PLC and member of the Board of Directors from November 2001 to March 2004

		March 2005	9,943(8)

Notes:

*                 Member of the Audit Committee.

y               Member of the Human Resources Committee (the “HR Committee”).

β      Member of the Governance and Nominating Committee (the “GN Committee”).

(1)          Excludes options to purchase an aggregate of 384,113 Common Shares at prices ranging from US$3.98 per Common Share to US$17.81 per Common Share.  Excludes unvested restricted share units (“RSUs”) of 201,665 Common Shares.

(2)          Excludes options to purchase an aggregate of 30,985 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share.  Excludes unvested RSUs of 11,664 Common Shares.

(3)          Ms. Abrams was appointed to the Board on February 10, 2010 and has not been granted any stock options or RSUs.

(4)          Excludes options to purchase an aggregate of 30,985 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share.  Excludes unvested RSUs of 11,664 Common Shares.

(5)          Excludes options to purchase an aggregate of 40,985 Common Shares at prices ranging from US$3.98 per Common Share to US$17.81 per Common Share.  Excludes unvested RSUs of 11,664 Common Shares.

(6)          Excludes options to purchase an aggregate of 30,985 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share.  Excludes unvested RSUs of 11,664 Common Shares.

(7)          Excludes options to purchase an aggregate of 30,985 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share.  Excludes unvested RSUs of 11,664 Common Shares.

(8)          Excludes options to purchase an aggregate of 30,985 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 11,664 Common Shares.

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)   (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)   while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)   has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

1.                                      Board of Directors

The Board oversees the Corporation’s business and affairs and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation, the written mandate of the Board and written mandates of the Board committees and the Corporation’s Code of Business Conduct and Ethics.

The Board presently consists of eight (8) directors.  Information about each of the eight (8) nominee directors can be found on pages 6 and 7 of this Information Circular.  Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation against the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our eight (8) current directors, seven (7) directors, or 88%, being a majority of the Board, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees: Gregory D. Aasen,

Robin A. Abrams, Paul G. Cataford, Charles E. Levine, S. Jane Rowe, David B. Sutcliffe and Kent Thexton.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.

 In addition to the Corporation, the members of our Board are directors of the following reporting issuers:

Director	Reporting Issuer
Robin A. Abrams

HCL Technologies – Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees); Openwave Systems Inc. – NASDAQ Global Market (“NASDAQ”) (Audit, Nominating and Corporate Governance Committees)

Paul G. Cataford	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) – Toronto Stock Exchange (“TSX”) (Audit Committee)

Jason W. Cohenour	Epic Data International Inc – TSX Venture Exchange (Audit and Compensation Committees)

Charles E. Levine	Openwave Systems Inc. – NASDAQ (Chairman; Audit, Compensation Committees); RCN Corporation – NASDAQ (Governance and Nominating and Compensation Committees)

David B. Sutcliffe	Ballard Power Systems Inc. – TSX, NASDAQ (Management Development, Nominating and Compensation Committee)

Kent Thexton	Redknee Inc. – TSX (Chairman; Compensation and Nomination Committees)

It is the practice of the Board for the independent directors to meet without Management at many of the regularly scheduled Board meetings.  For the year ending December 31, 2009, six (6) of the nine (9) Board meetings included a meeting of only the independent directors as part of the agenda.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with Management regarding the discussions of the independent directors where appropriate.

Mr. Levine is an independent director and has been the Chair of the Board since 2007, and he is also the Chairman of Openwave Systems Inc.  The Chair of the Board is responsible for the overall leadership and management of the Board.  The Chair of the Board is a non-executive position and is at all times independent of Management.  As set out in the Position Descriptions, the key responsibilities of the Chair of the Board include:

•                                    Providing leadership to enhance Board effectiveness

•                                    Managing the activities of the Board and ensuring coordination among committees of the Board

•                                    Ensuring that the respective roles of the Board and Management are well delineated

•                                    Acting as a liaison between the Board and Management

•                                    Ensuring that the Board has the information it needs to be effective

•                                    Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•                                    Representing the Corporation on particular matters identified by the Board or Management with stakeholders

•                                    Leading by example and setting a high standard of integrity

For the year ending December 31, 2009 the Corporation held nine (9) Board meetings.  The attendance at Board and standing committee meetings by the directors is summarized below.

Director(1)	Attendance at Board Meetings	Attendance at Committee Meetings
Gregory D. Aasen	7 of 9	HR Committee: 8 of 8

Paul G. Cataford	9 of 9	Audit Committee: 5 of 5 GN Committee: 6 of 6

Peter Ciceri(2)	3 of 3	Audit Committee: 2 of 2 HR Committee: 2 of 2

Jason W. Cohenour	9 of 9	N/A

Charles E. Levine	9 of 9	GN Committee: 6 of 6 HR Committee: 8 of 8 Audit Committee: 5 of 5

S. Jane Rowe	9 of 9	Audit Committee: 5 of 5

David B. Sutcliffe	8 of 9	GN Committee: 5 of 6

Kent Thexton	9 of 9	HR Committee: 8 of 8

Notes:

(1)     Robin Abrams was appointed to the Board on February 10, 2010.

(2)     Peter Ciceri did not stand for re-election at the Annual General and Special Meeting on May 5, 2009.

2.                                      Board Mandate

The roles and responsibilities of the Board are set out in the Mandate of the Board, as follows:

The board of directors of Sierra Wireless will explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:

(a)                      selecting the CEO for the Corporation, setting the parameters within which the CEO operates, coaching the CEO, setting the CEO compensation and taking remedial action where warranted;

(b)                     monitoring and assessing the performance of the CEO and ensuring that succession planning is in place;

(c)                      approving choices of the CEO for the executive management team, ensuring that appropriate training of the executive management team occurs, monitoring the performance of the executive management, and ensuring that succession planning is in place for executive management positions;

(d)                     to the extent feasible, taking reasonable steps to satisfy itself: (i) as to the integrity of the CEO and executive management; and (ii)

that the CEO and executive management create a culture of integrity throughout the Corporation;

(e)                      adopting a strategic planning process for the Corporation and approving, on at least an annual basis, a strategic plan that takes into account an identification of business opportunities and business risks;

(f)                        identifying principal risks of the Corporation’s business and ensuring that the Corporation has in place appropriate systems for risk assessment and risk management;

(g)                     ensuring that the Corporation has in place appropriate systems for internal controls and management information systems, monitoring performance against agreed benchmarks and assuring the integrity of financial reports;

(h)                     adopting a communications policy for the Corporation;

(i)                         developing the Corporation’s approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(j)                         providing assurance to shareholders and stakeholders concerning the integrity of the Corporation’s reported financial performance.

The Board shall establish measures to receive feedback from shareholders and stakeholders.  The designated Corporation contacts will be the CEO, the CFO and, where appropriate, the Chair of the Board.

The Board accepts full responsibility for its own growth and development, education and training, conduct and discipline of individual members and for regular performance reviews and relevant actions.

The Board shall be convened not less frequently than five times per year.  Individual Board members are expected to attend all meetings in their entirety, to prepare as directed by the published agenda, and to serve on committees as appropriate/ requested.

The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

The aforementioned Mandate of the Board and the full text of the Mandates for the standing committees of the Board are posted on the Corporation’s website at http://www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.aspx:

•                                          Mandate – GN Committee

•                                          Mandate – Audit Committee

•                                          Mandate – HR Committee

3.                                      Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•              Position Description – Chair, GN Committee;

•              Position Description – Chair, Audit Committee;

•              Position Description – Chair, HR Committee.

Each committee chair Position Description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three committees are attached as Appendix A to this Information Circular.

In addition, the Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                  Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                  Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                  Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                  Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                  Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

4.                                      Orientation and Continuing Education of Directors

The GN Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  As required, this is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs and with members of Management and, where necessary, with industry subject matter experts to better understand the nature and operation of the Corporation’s business and its products and corporate governance.

Each Board member is expected to ensure that his or her knowledge and understanding of the Corporation’s business remains current.  Management makes regular presentations to the Board on the key areas of the Corporation’s business.  Directors are invited to tour the Corporation’s facilities and meet with executive and operational management throughout the term of each director’s tenure.

Directors are encouraged to take professional development courses to enhance their skills as directors, at the Corporation’s expense.  During 2009, Ms. Abrams attended the Stanford Directors’ College for two

(2) days, Mr. Cataford attended various Audit Committee Roundtables and Institute of Corporate Directors events, Mr. Levine attended the Corporate Board Directors’ Board Summit, Ms. Rowe completed the 12 day Institute of Corporate Directors Certification Program, and Mr. Thexton attended a Canadian Institute of Directors executive compensation seminar.

5.                                      Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) which sets out the standards of business practice and principles of behaviour that support our commitment to promote integrity and deter wrongdoing.  The Code applies to every director, officer, employee and contractor of the Corporation and its subsidiaries.  The Code states the Corporation’s commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with the Corporation’s Whistleblower Policy, Insider Trading Policy, Disclosure Policy, and Employee Policy and Procedure Manual.  In addition, each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and Harassment Prevention Policy at the time of first hire or engagement.

The Code is reviewed annually by the GN Committee and updates, as required, are approved by the Board.  In 2009, there were no amendments to the Code.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on the Corporation’s website at http://www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.aspx.  Under the Code, all suspected or potential violations of the Code must be reported (openly or anonymously) to an executive officer of the Corporation or the Vice President, Human Resources of the Corporation.  In addition, as outlined below and pursuant to the Whistleblower Policy, suspected or potential violations of the Code of an accounting or financial nature may also be reported (openly or anonymously) to the Chair of the Audit Committee.  Violations of the Code will not be tolerated; the Code describes the sanctions for any violation.

Compliance with the Code is monitored by Management.  Certification of compliance with the Code is required by senior management on an annual basis.  In addition, all new hires are required to certify that they have “read and understood” the Code. Issues are dealt with on a case by case basis by senior management.  Any whistleblower activity is monitored by the Audit Committee and is reviewed quarterly as per the Audit Committee’s mandate.

For the financial year ended December 31, 2009, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

As required by the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  Under the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

As a reporting issuer, the integrity of our financial information is of paramount importance.  The Corporation’s Whistleblower Policy sets out the procedures to address any complaints by employees or contractors of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee.

The Board believes that, through its structure, policies and actions, it holds itself to a very high standard, which sets a strong “tone at the top” for promoting ethical business conduct.

6.                                      Nomination of Directors

The GN Committee is comprised of three (3) directors: Messrs.Cataford (Chair of the GN Committee), Levine and Sutcliffe, all of whom are independent directors as defined in NI 52-110.

The GN Committee regularly reviews the skills and experience of the Board to ensure a suite of talents that most fully supports the goals of the Corporation to build shareholder value.  The Board recruits new directors on an “as-needed” basis and it is the responsibility of the GN Committee to identify, evaluate and recommend nominees to the Board.  In identifying new candidates for nomination to the Board, the GN Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, corporate governance experience and the ability to make an appropriate time commitment.

During 2009, it was determined in the annual director’s survey and matrix analysis that the following skills and experience at the board would benefit the Corporation:  international expertise in mobile communications, public company audit committee experience, knowledge of device manufacturing and software solutions expertise.  The Board approved a director position specification and the GN Committee completed a search and developed a slate of prospective candidates.  Legal counsel for the Corporation completed due diligence and confirmed independence of the candidates.  These candidates were then scored in accordance with the board skills matrix and a short list was developed.  Certain members of the GN Committee interviewed members of the short list and after the lead candidate had completed her independent due diligence and agreed to her candidacy, a formal recommendation was made by the GN Committee for board approval for appointment.  Such interim appointment before the Annual General Meeting of the Shareholders is permitted in the Corporation’s by-laws.

The responsibilities, powers and operation of the GN Committee are set out in the Mandate of the GN Committee and include ensuring complete disclosure of the Corporation’s system of corporate governance and general disclosure of the operation of the system on an annual basis, or as otherwise required, monitoring applicable corporate governance requirements and ensuring compliance and required disclosure by the Corporation, proposing to the Board director nominees who meet the Board’s pre-determined qualifications, ensuring there are appropriate orientation and ongoing education and training programs in place for directors, proposing to the Board the members of each committee of the Board and the chair of each committee, ensuring that the Board and all committees of the Board have documented mandates and that the mandates are reviewed and reassessed at least annually and carrying out a process to assess the effectiveness of the Board and the committees of the Board, relative to their respective mandates, and the contribution of individual directors.

7.             Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for election of directors.  The policy is described under “Election of Directors” in this Information Circular.

8.                                      Compensation and the Human Resources Committee

The HR Committee is comprised of three (3) directors, Messrs. Aasen (Chair of the HR Committee), Levine and Thexton, all of whom are independent directors as defined in NI 52-110.

The responsibilities, powers and operation of the HR Committee are set out in the Mandate of the HR Committee and include developing compensation policies and practices for all employees of the

Corporation, reviewing and recommending to the Board the compensation of the CEO, all directors and the other executive officers, reviewing and recommending to the Board the annual performance objectives and corporate goals for the CEO, ensuring the development, implementation and administration of Corporation-wide benefits and all equity based compensation plans, reviewing and recommending policies relating to the recruitment, training, development and evaluation of employees, reviewing the CEO job description, reviewing succession planning for senior executives and the evaluation of the senior executives, based on the CEO’s assessment.

9.             Other Board Committees

Disclosure concerning the Board’s Audit Committee is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2009 (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

10.                               Assessments

The GN Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and Management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with Management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The GN Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The HR Committee is responsible for maintaining the integrity of executive compensation programs and reviewing and, in certain cases, recommending modifications to the Corporation’s executive base salary and annual incentive compensation programs. The incentive plans will typically be awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the executives with those of the Corporation’s shareholders.  The HR Committee regularly undertakes a comprehensive review of compensation plans for the Corporation’s senior executives. Professional consultants are engaged to assist the HR Committee in such reviews. These consultants conduct compensation surveys to develop comparable compensation benchmarks and advise the HR Committee of the amount and structure of executive compensation arrangements. The HR Committee considers the consultants’ recommendations in its executive compensation determinations.

The HR Committee also establishes levels of compensation for the Chief Executive Officer.  The Chief Executive Officer recommends compensation levels for other executives, which are then reviewed, modified as appropriate, and ultimately approved by the HR Committee.  The HR Committee also approves or recommends to the Board the granting of discretionary stock options, restricted share units (“RSUs”) and/or cash bonus awards to certain Board members, executives, senior management and other key employees.

Compensation Program Objectives and Rewards Elements of Executive Compensation

It is the policy of the Corporation to compensate its executive and senior management employees for performance using three forms of remuneration: base salary, incentive cash awards and equity-based or long-term incentives.  Compensation targets are based upon compensation survey data of comparable positions at comparable companies, a specific person’s level of responsibility and the person’s influence on the immediate and sustained growth of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.

In 2009, the Corporation’s HR Committee engaged Longnecker & Associates (“L&A”) to conduct an independent executive compensation review and to provide analyses, conclusions and recommendations for the total remuneration and mix of compensation elements for the Corporation’s top executives.  L&A’s objectives were to:

•                  Review the Corporation’s total direct compensation (base salary, incentive cash rewards, and equity based incentives) for  key executive positions

•                  Assess the competitiveness of the Corporation’s executive compensation as compared to the HR Committee defined peer group companies and published survey data from companies within the telecommunications equipment manufacturing industry with projected revenue levels similar to the Corporation

•                  Provide conclusions and recommendations for current and future total direct compensation packages for key executive positions

L&A procured market data from published survey sources within the telecommunications equipment manufacturing industry and used regression analyses to determine compensation levels for the respective revenue responsibility of each executive. Additionally they procured market compensation data from the HR committee defined public peer group companies.

1.               Base Salary

L&A obtained compensation data for the comparable top executives of the peer group companies and used a combination of peer group company data and published survey data to determine the market midpoint (or median) for these positions within the Corporation.   This market midpoint was as a baseline reference point to determine base salaries for the executives of the Corporation.

2.               Incentive Cash Rewards

Cash incentive reward targets are an integral component of compensation that link and reinforce executive decision making and performance with the objectives of the Corporation. L&A procured annual incentive reward data reported by peer group companies, as well as published surveys and determined the market midpoint for incentive rewards for comparable executive positions within the Corporation.  This incentive reward market midpoint was used as a baseline reference point to determine target incentive cash rewards for the executives of the Corporation.  At the beginning of each year, the Corporation establishes its Board approved financial plan, which is used to set the revenue and earnings targets that drive a portion of the incentive cash reward.  Additionally, at the beginning of each quarter, the HR Committee reviews and approves milestone objectives to be met for the quarter, which drive the balance of the remaining incentive cash reward.  The HR Committee reviews and approves quarterly incentive cash reward payouts based on performance against these milestone objectives, as well as performance against the revenue and earnings targets.  A portion of the annual incentive cash reward target is based on the Corporation’s annual revenue and earnings performance.  The HR Committee reviews actual annual performance against the Corporation’s revenue and earnings financial plan targets to determine the payout of the annual portion of the incentive cash reward.  Outperformance against financial and milestone objectives can result in actual incentive cash rewards above the target incentive cash rewards.  Similarly, underperformance against financial and milestone objectives can result in actual incentive cash rewards below the target incentive cash rewards.

3.               Equity Based Incentives (“LTIs”)

LTI targets are another integral component of compensation that link and reinforce executive decision making and performance with the long-term vision and goals of the Corporation.   LTI award targets are subject to performance criteria, as well as vesting requirements.  L&A used peer group company proxy information as well as published survey data, to determine the market midpoint and 75th percentile levels for LTI award targets.  Based on this market data, the Corporation developed a third LTI award level which it referred to as “midpoint plus”.  The midpoint-plus level for LTI was above the market midpoint (median) and below the 75th percentile of the LTI value range for the average of the peer group and survey group companies.  In 2009, the Corporation used this midpoint-plus LTI level as a baseline reference point to determine the target value for the LTI awards for the executives of the Corporation.  The HR committee recommended, and the Board approved, the midpoint-plus LTI target based on operational performance that was superior to the Corporation’s immediate peer group.  The Corporation used a six (6) month average share price and six (6) month average Black-Scholes value to determine the number of RSUs and stock options to issue to each executive based on their approved LTI targets.  In 2009, 85% of executive LTI was issued in the form of RSUs and 15% of executive LTI was issued in the form of stock options.

As company shareholders increasingly monitor executive compensation, companies are reassessing the competitiveness of executive compensation from various angles.  One such additional analysis is beneficial ownership, or “wealth accumulation” analysis. As requested by the HR Committee, L&A conducted a beneficial ownership analysis as well.  The analysis included unvested/unexercised equity awards, and total potential future ownership for comparable executive positions in the peer group companies.  The Corporation believes that the current LTI plan should enable its executives to reach the peer group market midpoint for beneficial ownership over time.

•                  Stock Options

Under the Corporation’s Amended and Restated 1997 Stock Option Plan (“the Stock Option Plan”), the Board is authorized, in its discretion, to grant options to purchase Common Shares to members of the Board, senior officers and employees of the Corporation and its subsidiaries.

The Stock Option Plan provides that options to acquire Common Shares may, at the discretion of the Board, provide at the time of the grant that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of performance criteria relating generally to the Corporation or particular to the optionee, or the satisfaction or fulfillment of any other conditions (or any combination of the foregoing).  Options granted under the Stock Option Plan are non-transferable and subject to early termination in the event of the optionee ceasing to be a member of the Board, an officer or employee or in the event of death.  The Board may, at its discretion, permit early exercise of options.

•                  Restricted Share Units

On May 2, 2007 the Corporation established restricted stock plans for U.S. and non-U.S. employees and outside directors (together, the “Restricted Stock Plans”) to provide long-term incentives to members of the Board, senior officers and  employees of the Corporation, and to support the objective of employee share ownership through the granting of RSUs. There is no exercise price and no monetary payment is required from the employees or outside directors (“Participants”) to the Corporation upon receipt of the RSUs or upon the subsequent issuance of Common Shares to settle the award. Under the Restricted Stock Plans, independent trustees purchase the Common Shares over the facilities of the TSX and NASDAQ and hold them in escrow until the period of restriction has been fulfilled, pursuant to a trust agreement (the “Trust Agreement”).

RSUs vest over three years, in equal amounts, on the anniversary date of the date of the grant, unless otherwise determined by the Corporation and specifically set out in the agreement between the Corporation and a Participant under which an RSU is granted (“Grant Agreement”).  Vested RSUs will be settled by delivery of one Common Share for each vested share unit.  Participants do not have the right to exercise any voting rights, receive any dividends or have any other rights as a shareholder in respect of any unvested share unit, except as may otherwise be provided in the Trust Agreement or the applicable Grant Agreement.

Unless otherwise determined by the Corporation, if a Participant’s engagement with the Corporation is terminated by reason of disability or death prior to a vesting date, vesting will be accelerated and all of the Participant’s share units will become vested share units.  Unless otherwise determined by the Corporation, if a Participant is terminated for any reason other than disability or death, the Participant will not be entitled to any payout in respect of any unvested share units at the time of the Participant’s termination, and any such unvested share units will be cancelled without payment.

4.               Retirement Savings Plans

•                  U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of earnings to the annual allowable maximum.

•                  Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of earnings to the annual allowable maximum.

•                  France

Sierra Wireless SA contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. This plan is based on a mandatory and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Policies and Guidelines

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives at the level of Senior Vice President or higher (a “Senior Executive”).  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other Senior Executive, divided by the fair market value of the Common Shares, or

•                  48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other Senior Executive.

Existing Senior Executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new Senior Executives will have five (5) years from the date of their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future long-term incentive awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the Senior Executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the GN Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve, amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership would consist of a combination of Common Shares and RSUs, using the higher of cost or market.  The board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline.  Going forward, new Board members will have three (3) years from their first appointment to comply with the guidelines.

Share Performance Graph

The following graph compares the Corporation’s cumulative shareholder return on a Cdn$100 investment in its Common Shares (made December 31, 2004) to the cumulative return of a comparable investment on S&P/TSX Composite Index.

Total Return Index Values

(Canadian Market)

	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009
Sierra Wireless, Inc.	143.45	86.96	110.81	99.73	47.77	75.54

S&P/TSX Composite Index	135.15	164.76	188.67	202.18	131.36	171.68

Assuming an investment of Cdn. $100 and the reinvestment of dividends

Option and Share Based Awards

The annual “evergreen” grants of stock options and share based awards (RSUs) are made to eligible employees of the Corporation based on the recommendation of the HR Committee and approval of the Board.  Eligible employees also include those at the level of Director and Principal/Lead Engineer as well as a small number of employees who may receive merit grants.  A list of suggested eligible employee grants is provided to the CEO for review.  The CEO reviewed list is then submitted to the HR Committee for recommendation, and finally to the Board for approval.  Stock option and RSU grant prices are set at the close of business on the day that the options are approved by the Board, or, if the trading window is closed, on the first day after the trading window opens on which the TSX and NASDAQ are both open.

Summary Compensation Table

The following table provides a summary of the compensation earned during each of the last three financial years by the CEO, the CFO and the Corporation’s most highly compensated executive officers other than the CEO and the CFO earning a combined salary and bonus in excess of Cdn$150,000 (each a “Named Executive Officer” and all such officers are hereafter collectively called the “Named Executive Officers” or the “NEOs”).

SUMMARY COMPENSATION TABLE(1)

Name and Principal Position	Fiscal Year	Salary ($)	Non- equity Annual Incentive Plans ($)	Share-based Awards(2) ($)		Option-based Awards(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour(5)	2009	$528,635	$316,688	$683,079		$119,770	$25,350	$1,673,522
Chief Executive Officer	2008	528,635	329,968	712,388		680,462	29,467	2,280,920
	2007	416,512	338,386	1,469,582	(5)	564,142	24,600	2,813,222
David G. McLennan	2009	266,433	112,136	372,942		65,389	9,202	826,102
Chief Financial Officer	2008	285,178	125,098	318,373		304,107	13,638	1,046,394
	2007	274,572	214,196	230,158		290,399	8,842	1,018,167
James B. Kirkpatrick	2009	250,000	122,634	223,971		39,270	7,350	643,225
Chief Technical Officer	2008	250,000	127,775	244,708		233,732	11,119	867,334
	2007	243,000	171,838	178,695		235,059	6,600	835,192
Didier Dutronc(6) Senior Vice-President, Global Marketing and Regional General Manager Europe	2009	240,362	78,286	Nil		Nil	210,680	529,328
Trent H. Punnett(7)	2009	19,067	Nil	Nil		Nil	420,394	439,461
Senior Vice-President,	2008	236,398	86,571	210,668		201,230	Nil	734,867
Marketing and Corporate Development	2007	232,688	111,003	183,740		241,999	Nil	769,430

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  The following rates of exchange, being the averages for the respective fiscal year, were used to convert Canadian dollar amounts to United States dollar amounts for the fiscal years indicated:  2009 – 1.141; 2008 – 1.066; 2007 – 1.074.  See also notes 6 and 7 for other exchange rates used to convert compensation to U.S. dollars.

(2)          Share-based awards represent the fair value of RSUs granted in the year under the Restricted Stock Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the date of grant multiplied by the number of RSUs granted.

(3)          Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2009 was $1.81; 2008 — $7.39; 2007 — $9.40 using the following assumptions:

	2009	2008	2007
Expected dividend yield	0	0	0
Expected stock price volatility	60%	57%	65%
Risk-free interest rate	1.67%	3.29%	4.14%
Expected life of options	4 years	4 years	4 years

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

(4)          All other compensation represents payments to the NEO’s 401(k) or registered retirement savings plans and vacation payouts.  In addition, Mr. Cohenour’s other compensation includes a car allowance of $18,000 per year. Mr. Dutronc’s other compensation also includes a car allowance of $14,070 and a housing allowance of $112,540.  Mr. Punnett’s other compensation includes severance of $403,790.

(5)          Mr. Cohenour’s 2007 share-based awards includes 22,200 RSUs granted on May 9, 2007 and an additional 50,000 granted on August 3, 2007.  The additional 50,000 units were granted when the HR Committee determined that Mr. Cohenour’s initial CEO grants were below the median for internally promoted CEOs in the peer group.

(6)          Mr. Dutronc joined the Corporation on February 27, 2009 as a result of the acquisition of Wavecom and was appointed Senior Vice President, Global Marketing and Regional General Manager of Europe.  Mr. Dutronc’s salary and all other compensation include the amounts earned from March 1 to December 31, 2009.   The average foreign exchange rate used to convert Euros to U.S. dollars for this period was 1.407.

(7)          Mr. Punnett resigned from the Corporation on January 29, 2009.  The rate of exchange used to convert Mr. Punnett’s compensation from Canadian to U.S. dollars was the average exchange rate for January 2009 of 1.22.

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2009.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Stock Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
	Number of Securities				Value of Unexercised	Number of Units of Common	Market or Payout Value of Share-based
	Underlying Unexercised Options(2)	Option Exercise Price(3)		Option Expiration	In-the- Money Options(5)	Shares That Have Not Vested(6)	Awards That Have Not Vested(7)
Name(1)	(#)	($)		Date(4)	($)	(#)	(US$)
Jason W. Cohenour	10,417	US$	8.84	February 25, 2010	$456,346	225,849	$2,393,999
	14,062	US$	11.25	October 28, 2010
	75,000	US$	12.74	February 6, 2011
	60,000	US$	17.81	May 2, 2012
	92,023	US$	15.75	February 5, 2013
	66,165	US$	3.98	February 13, 2014
David G. McLennan	9,375	Cdn$	10.96	February 25, 2010	198,595	104,162	1,109,077
	25,000	Cdn$	14.64	February 6, 2011
	30,000	Cdn$	19.70	May 2, 2012
	43,427	Cdn$	15.90	February 5, 2013
	33,140	Cdn$	4.95	February 13, 2014
James B. Kirkpatrick	28,000	US$	8.84	February 25, 2010	192,894	69,799	739,869
	40,000	US$	12.74	February 6, 2011
	25,000	US$	17.81	May 2, 2012
	31,609	US$	15.75	February 5, 2013
	21,694	US$	3.98	February 13, 2014

Notes:

(1)              Mr. Punnett resigned from the Corporation on January 29, 2009.  As of December 31, 2009, Mr. Dutronc has not been granted any option-based or share-based awards.

(2)              Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(3)              The option exercise price is determined by the closing market price on the date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(4)              Options have a term of five (5) years.

(5)              At December 31, 2009 the closing stock price of the Common Shares on the NASDAQ was US$10.60 and on the TSX was Cdn$11.18.

(6)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Initial RSU grants were made on May 9, 2007 and subsequent grants on February 5, 2008 and February 13, 2009.  Mr. Cohenour also received an additional grant of 50,000 RSUs on August 3, 2007.  On February 13, 2009, Messrs. Cohenour, McLennan and Kirkpatrick were issued 171,628, 85,965 and 56,274 RSUs, respectively.

(7)              The market value of RSUs at December 31, 2009 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$10.60 for Messrs. Cohenour and Kirkpatrick; and the closing stock price of the Common Shares on the TSX of Cdn$11.18 for Mr. McLennan translated at the spot foreign exchange rate of 1.05.

Value Vested or Earned During Fiscal 2009

The following table sets forth the amounts that each NEO would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2009.

Name	Option-based Awards – Value Vested During 2009(1) (US$)	Share-based Awards - Number of Common Shares Acquired on Vesting During 2009(2) (#)	Share-based Awards – Value Vested During 2009(3) (US$)	Equity Incentive Plan Compensation – Total Value Earned During 2009 (US$)
Jason W. Cohenour	Nil	39,144	$243,081	$243,081
David G. McLennan	Nil	11,082	57,883	57,883
James B. Kirkpatrick	Nil	8,346	43,622	43,622
Trent H. Punnett	Nil	20,458	114,364	114,364

Notes:

(1)              The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, therefore a market value of zero was assigned to those options on the vesting date.

(2)              Messrs. Cohenour, McLennan and Kirkpatrick each had RSUs that vested on February 5, 2009 of 15,077, 7,115 and 5,179, respectively, and on May 9, 2009, each had RSUs vest of 7,400, 3,967 and 3,167 respectively.  Mr. Cohenour had an additional 16,667 RSUs that vested on August 3, 2009 at a market price of US$7.58.  Mr. Punnett’s 20,458 RSUs vested on January 29, 2009, the date of his resignation from the Corporation.

(3)              The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of by the units acquired for the U.S. and Canadian based NEOs respectively. The closing market prices from the NASDAQ and TSX for February 5, 2009 and May 9, 2009 were US$4.98 and Cdn$6.14, and US$5.63 and Cdn$6.54, respectively. The Canadian dollar values were translated at the spot foreign exchange rates for February 5, 2009 and May 9, 2009 of 1.23 and 1.16, respectively. The value earned upon vesting for Mr. Punnett was calculated by multiplying the closing market price on the TSX on January 29, 2009 of Cdn$6.82 by the units vested, translated at the spot foreign exchange rate of 1.22.

Option Exercises During Fiscal 2009

During the year ended December 31, 2009, the NEOs did not exercise stock options.

Pension Plan Benefits

The Corporation has implemented a program of contribution to individual employee’s retirement savings plans.  This program is available to all employees and is subject to specified annual contribution limits.  Contributions made by the Corporation on behalf of NEOs are included in the Summary Compensation Table under the column “All Other Compensation”.  There were no other pension plan benefits in place for any of the NEOs.

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management bonus program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of the NEO’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Messrs. McLennan, Kirkpatrick and Dutronc, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months working notice.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for the NEOs provide that if theNEO’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by the NEO for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan, Kirkpatrick and Dutronc and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Compensation of Directors

As at December 31, 2009, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	25,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting – in person	US$	1,500
Board or committee – conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-Management directors are eligible to participate in the Stock Option Plan and the Restricted Stock Plans. All of the non-management directors, with the exception of David B. Sutcliffe, who served as the Corporation’s CEO from May 1995 to October 2005, were independent directors of the Corporation at the time the options were granted.  Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2009.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	$52,500	$34,231	$6,002	$92,733
Paul G. Cataford	70,348	34,231	6,002	110,581
Peter Ciceri(5)	24,000	Nil	Nil	24,000
Charles E. Levine (Chairman)	89,000	34,129	5,984	129,113
S. Jane Rowe	49,000	34,231	6,002	89,233
David B. Sutcliffe	43,500	34,231	6,002	83,733
Kent Thexton	57,000	34,231	6,002	97,233

Notes:

(1)          Non-employee director fees are based in U.S. dollars.

(2)          Mr. Levine’s share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate on the date of grant of 1.24.

(3)          All non-employee directors received 8,575 RSUs on February 13, 2009.  On this date, the closing price of the Common Shares on the NASDAQ was US$3.98 and the closing stock price of the Common Shares on the TSX was Cdn$4.95.

(4)          All non-employee directors received 3,306 option-based awards on February 13, 2009.  The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 13, 2009 was US$1.81 or Cdn$2.25.

(5)          Peter Ciceri did not stand for re-election at the Annual General and Special Meeting on May 5, 2009.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2009.

	Option-based Awards					Share-based Awards
	Number of Securities				Value of Unexercised	Number of Units of Common	Market or Payout Value of Share-
	Underlying Unexercised Options(2)	Option Exercise Price(3)		Option Expiration	In-the- Money Options(5)	Shares That Have Not Vested(6)	based Awards That Have Not Vested(7)
Name(1)	(#)	($)		Date(4)	($)	(#)	(US$)
Gregory D. Aasen	10,000	Cdn$	10.96	February 25, 2010	$21,711	11,126	$118,465
	10,000	Cdn$	14.64	February 6, 2011
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
Paul G. Cataford	4,583	Cdn$	10.96	February 25, 2010	20,576	11,126	118,465
	10,000	Cdn$	14.64	February 6, 2011
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
Charles E. Levine	10,000	US$	8.84	February 25, 2010	39,486	11,126	117,936
	10,000	US$	12.74	February 6, 2011
	10,000	US$	17.20	June 2, 2011
	5,000	US$	17.81	May 2, 2012
	5,747	US$	15.75	February 5, 2013
	3,306	US$	3.98	February 13, 2014
S. Jane Rowe	10,000	Cdn$	10.96	February 25, 2010	21,711	11,126	118,465
	10,000	Cdn$	14.64	February 6, 2011
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014

	Option-based Awards					Share-based Awards
	Number of Securities				Value of Unexercised	Number of Units of Common	Market or Payout Value of Share-
	Underlying Unexercised Options(2)	Option Exercise Price(3)		Option Expiration	In-the- Money Options(5)	Shares That Have Not Vested(6)	based Awards That Have Not Vested(7)
Name(1)	(#)	($)		Date(4)	($)	(#)	(US$)
David B. Sutcliffe	10,000	Cdn$	10.96	February 25, 2010	21,711	11,126	118,465
	10,000	Cdn$	14.64	February 6, 2011
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
Kent Thexton	16,000	Cdn$	9.99	March 11, 2010	37,749	11,126	118,465
	10,000	Cdn$	14.64	February 6, 2011
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014

Notes:

(1)              Mr. Ciceri and Ms. Abrams do not have any outstanding option-based or share-based awards as at December 31, 2009 as Mr. Ciceri did not stand for re-election at the Annual General and Special Meeting on May 5, 2009, and Ms. Abrams was not appointed to the Board until February 10, 2010.

(2)              Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(3)              Option exercise price is determined by the closing market price on the date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(4)              Options have a term of five (5) years.

(5)              At December 31, 2009 the closing stock price of the Common Shares on the NASDAQ was US$10.60; and on the TSX was Cdn$11.18.

(6)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 2,000 RSUs on May 9, 2007, 2,825 RSUs on February 5, 2008, and 8,575 RSUs on February 13, 2009.

(7)              The market value of RSUs at December 31, 2009 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$10.60 for Mr. Levine; and the closing stock price of the Common Shares on the TSX of Cdn$11.18 for all other non-employee directors translated at the spot foreign exchange rate of 1.05.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2009.

Name	Option-based Awards – Value Vested During 2009(1) (US$)	Share-based Awards – Number of Common Shares Acquired on Vesting During 2009(2) (#)	Share-based Awards – Value Vested During 2009(3) (US$)	Equity Incentive Plan Compensation – Total Value Earned During 2009 (US$)
Gregory D. Aasen	Nil	1,608	$8,429	$8,429
Paul G. Cataford	Nil	1,608	8,429	8,429
Peter Ciceri	Nil	1,608	8,429	8,429
Charles E. Levine	Nil	1,608	8,435	8,435
S. Jane Rowe	Nil	1,608	8,429	8,429
David B. Sutcliffe	Nil	1,608	8,429	8,429
Kent Thexton	Nil	1,608	8,429	8,429

Notes:

(1)              The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian directors respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On May 9, 2007, all non-employee directors were granted 2,000 RSUs of which 667 RSUs vested on May 9, 2009.  On February 5, 2008, all non-employee directors received 2,825 RSUs of which 941 vested on February 5, 2009.  On February 13, 2009, all non-employee directors received 8,575 RSUs.

(3)              The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of by the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices from the NASDAQ and TSX for February 5, 2009 and May 9, 2009 were US$4.98 and Cdn$6.14, and US$5.63 and Cdn$6.54, respectively. The Canadian dollar values were translated at the spot foreign exchange rates for February 5, 2009 and May 9, 2009 of 1.23 and 1.16, respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2009, the securities authorized for issuance under the Stock Option Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	2,158,088	Cdn$	13.51	946,803
		US$	12.83
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
Total	2,158,088	Cdn $	13.51	946,803
		US$	12.83

Note:

(1)          These securities represent Common Shares issuable upon the exercise of stock options granted under the Stock Option Plan.  Under the Stock Option Plan, the maximum number of Common Shares available for issue under the plan is the lesser of (a) a rolling number equal to 10% of the number of issued and outstanding Common Shares from time to time, or (b) 7,000,000 Common Shares.  As of March 22, 2010, the Corporation had 2,603,245 options issued and outstanding under the Stock Option Plan.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$35 million, subject to a deductible in respect of corporate reimbursement of US$500,000 for each loss related to securities or entity related claims or US$250,000 for non-securities related claims.

In the year ended December 31, 2009, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$700,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 22nd day of March, 2010.

On Behalf of the Board of Directors

“David G. McLennan”

David G. McLennan, Chief Financial Officer and Secretary

APPENDIX A

Position Descriptions

Chair of the Board

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Board of Directors, the Chair of the Board of Sierra Wireless Inc. has the responsibility and specific duties described below:

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be elected as the Chair of the Board, each year, by the Board.  The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Board and leads the Board in fulfilling the duties set out in its Mandate.

3.             Specific Duties

The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Board.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Board, as outlined in its Mandate, are well understood by the Board members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Board and its individual members.

3.3           Board Governance

(i)            Provide effective Board leadership, overseeing all aspects of the Board’s  direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and mandate of the Board.

(iii)          With the GNC, ensure that the Board is composed entirely of qualified directors and that the members have, in aggregate, the qualifications required by applicable law, regulations, guidelines and policies.

3.4           Board Meetings

(i)            Ensure that the Board meets at least five times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With the Board members, members of management and outside advisors, as appropriate, establish the agenda for each Board meeting.

(iii)          Chair all meetings of the Board, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Board members present will choose a Board member to chair the meeting.

(v)           Ensure sufficient time during Board meetings to fully discuss agenda items.

(vi)          Encourage Board members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Board meets in separate, regularly scheduled, non-management in camera sessions.

3.5           Board Reporting

(i)            Ensure that Board materials are available to any director on request.

3.6           Board / Management Relationships

(i)            Take all reasonable steps to ensure that Board members receive written information and are exposed to presentations from management to fulfill the Board Mandate.

(ii)           Facilitate effective communication between Board members and management, both inside and outside of Board meetings.

(iii)          Have an effective working relationship with members of management.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Board is conducted annually, soliciting input from all Board members and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Board to retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

2

3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned or delegated by the Board.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Not less than annually, this Position Description will be reviewed by the Chair and the GNC and updates recommended to the Board for consideration.

***     ***     ***

Audit Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Audit Committee, the Chair of the Audit Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below:

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Audit Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1         The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.             Specific Duties

The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

3

3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          With the GNC, ensure that the Committee is composed entirely of “independent” directors and that the members have the financial qualifications required by applicable law, regulations, guidelines and policies.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With the Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)           Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)          Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, closed sessions with the independent auditors.

(ix)           Ensure that the Committee meets in separate, regularly scheduled, non-management in camera sessions.

(x)            Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)           Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)          Have an effective working relationship with members of management.

4

(iv)          Have an effective working relationship with the auditors.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Committee is conducted annually, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the GNC decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

***     ***     ***

Governance and Nominating Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Governance and Nominating Committee, the Chair of the Governance and Nominating Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Governance and Nominating Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Committee and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

5

3.             Specific Duties

The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           Oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          Ensure that the Committee is composed of a majority of “independent” directors.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as needed to carry out its duties effectively.

(ii)           With Committee members, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)           Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)          Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

(ix)           Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed and appropriate.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

6

(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and presentations from management to fulfill the Committee.

3.7           Mandate

(i)            Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(ii)           Have an effective working relationship with members of management.

(iii)          Lead the annual Board, Committee and director effectiveness and performance evaluations, other than that of the Committee Chair.

(iv)          Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Orientation / Education

(i)            Provide leadership for the Board’s director orientation and education programs, soliciting input from the Board.

3.9           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.10         Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the Board, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

***     ***     ***

Human Resources Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Human Resources Committee, the Chair of the Human Resources Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

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1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Human Resources Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills as determined by the Corporate Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.             Specific Duties

The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          With the GNC, ensure that the Committee is composed entirely of “independent” directors.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With other Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(iv)          Ensure sufficient time during Committee meetings to fully discuss agenda items.

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(v)           Encourage Committee members to ask questions and express viewpoints during meetings.

(vi)          Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(vii)         Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)           Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)          Have an effective working relationship with members of management including, but not limited to, the Chief Executive Officer and senior officer responsible for Human Resources.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Committee is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the GNC Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

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